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Exhibit 99.2

Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)

Agnico-Eagle Mines Limited

Management's Discussion and Analysis

Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 22, 2005 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2004 prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). For a reconciliation of the Company's financial results presented in US GAAP to the Company's financial results presented in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), please see note 13 to the Company's Annual Audited Consolidated Financial Statements for year ended December 31, 2004. All dollar amounts are presented in US dollars unless otherwise specified.

        Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2004, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

Business Overview and 2004 Highlights

        The Company is a leading, intermediate-sized, gold producer with roots that go back more than 30 years. Today it operates the LaRonde gold mine in northwestern Quebec, Canada, one of the world's most mining friendly and political risk-free areas.

        The Company's strategy is to build a multi-mine platform from the foundation of its LaRonde Mine. In 2004, Agnico-Eagle continued to work towards that goal by commencing development at the Lapa property, located seven miles east of LaRonde. At the Goldex property, 35 miles east of LaRonde, the Company continued the progression of its regional strategy as a bulk sampling program completed in early 2005 returned a grade that was 10% higher than previously modeled. The results of this program will be incorporated into a new mine plan which will be completed in 2005. Management currently expects Lapa and Goldex to begin contributing to the Company's production in late 2008.

        With proven and probable reserves of 5.1 million ounces of gold, LaRonde is now the largest gold deposit in Canada. With the development at Lapa and Goldex in 2004 and 2005, Agnico-Eagle is on its way to achieving its strategic goal. However, Agnico-Eagle's vision extends beyond northwestern Quebec. The Company is actively pursuing opportunities in the United States and northern Mexico and has a 14% equity position in Riddarhyttan Resources AB ("Riddarhyttan") which owns the Suurikuusikko gold deposit in Finland. In addition, in the first quarter of 2005, the Company acquired an option on the Pinos Altos project in northern Mexico. Agnico-Eagle continues to focus on mining friendly, low political risk areas where the experience obtained in northwestern Quebec can be used to build or acquire new mines.

        Wherever this strategy leads, Agnico-Eagle will continue to leverage off the experience gained at LaRonde. Agnico-Eagle has created a dominant land position around its LaRonde Mine with properties at different stages of development running for almost 45 kilometers along the gold-rich Cadillac-Bousquet belt. This strategic concentration, combined with decades of experience in the region, provides Agnico-Eagle with competitive advantages including; operating and development synergies, enhanced opportunities for exploration and economies of scale and serving as a base for applying its experience to any new ventures. This greatly assists in creating value for shareholders.

        Agnico-Eagle's production is low-cost, which protects shareholders during periods of weaker gold prices. The Company is positioned to benefit from a stronger gold price and, throughout its 30-year history, it has never sold away the upside for its gold production.

        The Company earns the majority of its revenue and generates cash flow from the production and sale of gold in both doré and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc and copper.

        In 2004, Agnico-Eagle increased gold production to a record level. This was a record year on numerous fronts:

  •
  Record gold production of 271,567 ounces;

  •
  Record mined and processed tonnage at about 3.0 million tons;

  •
  Record low full year and fourth quarter total cash costs per ounce of $56 and $13, respectively;

  •
  Record earnings and cash flow from operating activities at US$47.9 million and US$49.5 million, respectively; and

  •
  Record proven and probable gold reserves of 7.9 million ounces.

        Throughout this section, the terms total cash costs per ounce and minesite costs per ton are used. Both of these measures are non-GAAP measures and are discussed in more detail, including management's use of the measures and their limitations and the reconciliation of such measures to GAAP measures, on pages 7 and 8 of this MD&A.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  the spot price of gold;

  •
  spot prices of silver, zinc and copper;

  •
  the C$/US$ exchange rate;

  •
  production volumes; and

  •
  production costs.

        Agnico-Eagle has never sold gold forward because of the belief that low-cost production is the best protection against decreasing gold prices. As a result, the Company is positioned to benefit from rising gold prices. The sale of byproduct silver, zinc and copper is important to both revenue and total cash costs per ounce. Therefore, hedging strategies are implemented occasionally to mitigate the effects of fluctuating prices of byproduct metals. The C$/US$ exchange rate is also an important financial driver as practically all operating costs are paid in Canadian dollars while revenue is generated in US dollars. As such, hedging strategies are also used to mitigate the impact of fluctuating exchange rates on total cash costs per ounce.

Markets

        The gold price (based on Scotia Mocatta "Metal Matters" reports) continued to rise in 2004 reaching the highest intraday level since the late 1980s at $457/oz in December 2004. Gold prices (London PM fixes) during the year ranged from a low of $375/oz to a high of $454/oz finishing the year at $437/oz.

Gold PM Fix (US$/Oz)

        Many factors contributed to the increase in gold prices throughout 2004. The most influential factor was continued weakness in the US dollar largely caused by growing concern about the United States trade and budget deficits. A stabilizing global economy led to increased gold demand for jewellery in 2004 after three years of declines. Investment demand, sparked by the launch of additional gold Exchange Traded Funds ("ETFs"), has also helped push prices higher. ETFs give fund managers the opportunity to buy exposure to gold bullion without owning physical metal. Producer de-hedging has also contributed to improved demand. As physical and investment demand increased throughout 2004, declining mine supply further fueled price increases. Global mine production was negatively impacted in 2004 as South African production decreased steadily throughout the year as a result of the rapid appreciation of the rand against the US dollar.

        At the beginning of 2004, the silver price (based on Scotia Mocatta "Metal Matters" reports) continued a strong rally which began in November 2003. The rally took silver to a high of $8.44/oz in April 2004. The sharp appreciation in silver prices caused physical demand to decrease and thus prices retreated to $5.43/oz during April and May of 2004. Silver prices then appreciated gradually from these lows and prices reached $8.17/oz in December before retreating again. Despite the rapid price appreciation, industrial demand still showed modest growth in 2004 as jewellery and silverware fabricators became accustomed to the higher prices. Silver's use in photography has been declining since 1999 and is expected to continue declining as digital photography becomes more widespread. Investment demand was also a factor leading to the price changes in 2004 as the commodity became more popular with funds as a means to offset continued US dollar weakness.

Silver PM Fix (US$/Oz)

        The year 2004 was a banner year for base metals in general with increased demand, stemming from the rapid economic growth in China, stimulating a worldwide price rise. Continued weakness in the US dollar, the primary currency of quoted market prices, also contributed to the increase in metal prices. Zinc and copper refined metal prices in US dollars rose over 25% and 60%, respectively, as the growth in global demand for these metals outpaced the growth in global supply. Zinc concentrate spot treatment charges fell marginally over the year as smelter shortages developed, but spot copper treatment charges rose dramatically as supplies from mine re-openings and new production overtook smelter demand. Refined copper and zinc both have mainly industrial usages. Copper is used mainly in the electrical and construction industry in the form of cable, electrical wire and pipes for plumbing. Zinc is mainly used for galvanizing to protect against corrosion to vehicles, machinery and building structures.

Results of Operations

Revenues from Mining Operations

        In 2004, revenue from mining operations increased 48% to $188 million from $127 million in 2003. The increased revenue was due to both increased production volumes and increased metal prices. In 2004, Agnico-Eagle achieved record production of all metals with gold production up 15% to 271,567 ounces while byproduct silver, zinc and copper production increased by 44%, 67% and 13%, respectively.

        The majority of the Company's revenue is derived from precious metal sales. In 2004, sales of gold and silver accounted for 75% of revenues, down from 84% and 88% in 2003 and 2002, respectively. The decline in the percentage of revenues from precious metals is largely due to increased revenues from byproduct copper and zinc as a result of a sharp increase in prices for each metal. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. In 2005, Agnico-Eagle anticipates precious metal sales to account for 78% of overall revenue. The table below summarizes net revenue by metal:

	2004	2003	2002
Revenues from mining operations (thousands):
Gold	$105,528	$85,566	$80,177
Silver	35,289	20,584	14,115
Zinc	33,044	14,218	14,762
Copper	14,188	6,452	(1,027)

	$188,049	$126,820	$108,027

Production:
Gold (ounces)	271,567	236,653	260,183
Silver (000's ounces)	5,699	3,953	3,084
Zinc (000's pounds)	167,282	100,337	108,060
Copper (000's pounds)	22,816	20,131	8,927

        Revenue from gold sales increased $20 million, or 23%, in 2004. Approximately 49% of the $20 million increase was due to increased production, while 51% of the increase was attributable to increased realized prices. Realized gold prices increased 14% in 2004 to $418 per ounce from $368 per ounce in 2003. Silver revenue increased $15 million, or 71%, in 2004. Of the $15 million increase, 46% was due to increased production, while 54% was attributable to increased realized prices. Realized silver prices increased 35% in 2004 to $6.84 per ounce from $5.07 per ounce in 2003.

        Revenue from copper sales increased $8 million, or 120%, in 2004. Revenue from zinc sales increased $19 million, or 132%, in 2004. Both copper and zinc revenues benefited from increased production and prices but were negatively impacted by higher smelting, refining and transportation charges. Higher smelting and refining charges were mostly attributable to the increased production volumes for both copper and zinc and to rising treatment charges for copper. Increased transportation charges were due to higher ocean freight for zinc and copper concentrate shipments as the growing Asian economies continue to put a strain on the marine transportation system. The impact of increasing ocean freight costs was somewhat mitigated throughout 2004 as the Company began delivering zinc concentrate to Falconbridge's nearby Kidd Creek smelter in Timmins, Ontario.

        Gold production increased to 271,567 ounces in 2004, up 15% from 236,653 ounces in 2003, primarily due to increased tonnage from LaRonde's lower, gold-copper rich, mining horizons. Production of all metals increased as LaRonde benefited from operational improvements, a more focused mining plan and increased ore throughput. For 2004, ore throughput increased 22% to 3.0 million tons from 2.4 million tons in 2003. The increased ore throughput was a result of a new mining plan, which was designed and implemented at the end of 2003 to address the production difficulties that were encountered. While LaRonde achieved record tonnages for both ore mined and milled, lower than expected gold grades resulted in gold production below the Company's original estimate of 300,000 ounces. Higher than expected dilution on the lower mining levels was the main reason for the decreased gold grade. As a result, the Company has adjusted its reserves and production forecasts to take into account the increased dilution. The mining team at LaRonde continues to look for ways to minimize this dilution effect.

        Silver and zinc production increased 44% and 67%, respectively when compared to 2003, largely due to higher tonnage milled. Copper production increased 13% as ore production from the lower level mining areas increased. As a result of implementing a new mining plan, ore production from the lower gold-copper rich levels accounted for 63% of the ore processed through the mill, up from 55% in 2003.

        Operational improvements and ore body optimization continued throughout 2004, culminating in record quarterly mill throughput of almost 800,000 tons or 8,614 tons per day in the fourth quarter. Fourth quarter revenues also increased in 2004 compared to 2003 due to the same factors which affected full year revenues.

Interest and Sundry Income

        Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to gold put option contracts expiring in the year. Interest and sundry income was $0.7 million in 2004 compared to $2.8 million in 2003. The $2.1 million decrease was due almost entirely to decreased gains on the disposition of available for sale securities. Interest on cash balances and charges relating to amortization of gold puts purchased in 1999 remained relatively unchanged over 2003.

Production Costs

        In 2004, production costs decreased 6% to $98 million from $105 million in 2003. The table below presents the components of production costs:

	2004	2003	2002
	(thousands)
Definition Drilling	$723	$511	$437
Stope Development	10,768	11,832	8,625
Mining	20,851	17,263	10,961
Underground Services	32,668	25,836	16,591
Milling	34,466	27,478	20,603
Surface Services	2,480	2,245	1,928
Administration	8,005	6,472	5,368

Minesite production costs	$109,961	$91,637	$64,513
El Coco Royalty	—	12,888	10,764
Accretion expense and reclamation costs	314	519	1,301
Inventory adjustments	(7,436)	(368)	1,071
Hedging losses (gains)	(4,671)	314	(1,680)

Production costs per Consolidated Statement of Income (Loss)	$98,168	$104,990	$75,969

        Minesite production costs increased to $110 million from $92 million in 2003 primarily as a result of the increased tonnage mined and milled in 2004 and the continued strength of the Canadian dollar. The average C$/US$ exchange rate for 2004 fell to $1.3017 from $1.4018 in 2003 and this deterioration of the US dollar was responsible for $8.1 million of the $18.3 million increase in 2004 minesite production costs. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment resulting from the increased tonnage mined. At the beginning of 2004, two separate industrial accidents claimed the lives of a contract miner and an employee. As a result, the Company conducted a review of safety procedures and made modifications to underground equipment to further ensure the safety of the Company's employees that also contributed to the increased minesite production costs. Increases in the cost of raw materials such as fuel and iron, used in the mining process, and chemicals, used in the milling process, further contributed to the overall increase in minesite production costs.

        The increased mine production costs were offset by a number of factors which helped reduce total production costs. In 2004, Agnico-Eagle did not incur royalty expenditures on production attributable to the El Coco property as this area of the mine was essentially mined out at the end of 2003. At the end of 2004, $7.4 million of minesite production costs were allocated to inventory which was a significant increase from the small inventory adjustments made in 2003. Due to the large increases in production volumes in 2004, zinc and copper concentrate inventories were much higher at the end of 2004 compared to 2003. This inventory adjustment reflects the production costs associated with unsold concentrates at the end of the year. Realized hedging gains also contributed to the reduction in production costs. Hedge gains increased over 2003 due to the continued deterioration of the US dollar. Throughout 2004, the Company was able to benefit from its currency hedges to sell US dollars at a C$/US$ exchange rate of $1.59, well above the average C$/US$ exchange rate of $1.30. These realized hedging gains were somewhat offset by negative mark-to-market adjustments on certain foreign exchange hedges which do not qualify for hedge accounting.

        In 2003, operational difficulties and increased royalty expenses were responsible for the $27 million increase in minesite production costs compared to 2002. The rock fall in the first quarter of 2003 and the production drilling challenges encountered in the third quarter of 2003 caused mining and underground service costs to increase over 2002. Furthermore, of the $27 million increase over 2002, the strengthening Canadian dollar accounted for $10 million.

        In the fourth quarter of 2004, 793,000 tons were milled at LaRonde, which represents a 26% increase over the same quarter of 2003. Fourth quarter gold production was 2% lower than 2003 due to higher than expected dilution on the lower level mining horizons. Total cash costs per ounce in the fourth quarter were $13, a 94% decrease over 2003 and a new quarterly record. Increased byproduct production and increasing byproduct metal prices were the principal factors driving total cash costs per ounce lower in the quarter. Minesite costs per ton in the fourth quarter were C$48 per ton compared to C$54 per ton in the prior year. The improvement in minesite costs per ton was due to the 26% increase in mill throughput compared to the fourth quarter of 2003.

        In 2004, total cash costs to produce an ounce of gold decreased to $56 from $269 in 2003 and $182 in 2002. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates, production royalties and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factors contributing to the decrease in total cash costs per ounce in 2004 were: higher byproduct revenue as a result of increased production and higher byproduct metal prices, elimination of the El Coco royalty and increased gold production. Total cash costs per ounce is not a recognized measure under US GAAP and is described more fully below.

	2004	2003
Total cash costs per ounce (prior year)	$269	$182
Lower (higher) gold production	(35)	19
Stronger Canadian dollar	29	30
Higher (lower) El Coco royalty	(47)	13
Cost associated with increased throughput	39	77
Foreign exchange hedge gains	(18)	—
(Higher) lower byproduct revenue	(181)	(52)

Total cash costs per ounce (current year)	$56	$269

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent in this measure by using it in conjunction with the minesite cost per ton measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per ton is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tons processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per ton measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each ton mined, in order to be economically viable the estimated revenue on a per ton basis must be in excess of the minesite cost per ton. Management is aware that this per ton measure is impacted by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs and minesite costs per ton to the figures presented in the financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per ounce

	2004	2003	2002
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$98,168	$104,990	$75,969
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(82,521)	(41,254)	(27,850)
El Coco royalty	—	(12,888)	(10,764)
Accretion expense and other	(493)	(151)	(708)

Cash costs	$15,154	$50,697	$36,647
Gold production (ounces)	271,567	236,653	260,183

Cash costs (per ounce)	$56	$215	$141
El Coco royalty	—	54	41

Total cash costs (per ounce)	$56	$269	$182

Reconciliation of Minesite Costs per ton

	2004	2003	2002
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$98,168	$104,990	$75,969
Adjustments:
Inventory(i) and hedging(ii) adjustments	12,107	54	609
El Coco royalty	—	(12,888)	(10,764)
Accretion expense and other	(314)	(519)	(1,301)

Minesite costs (US$)	$109,961	$91,637	$64,513

Minesite costs (C$)	$142,702	$127,931	$101,289
Tons milled (000's tons)	2,977	2,449	1,963

Minesite costs per ton (C$)	$48	$52	$52

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since minesite costs per ton are calculated on a production basis, this adjustment reflects the portion of costs associated with concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per ton.

Exploration and Corporate Development Expense

        In 2004, with the Goldex project and Lapa project in the pre-production development stage, the exploration team was able to focus on new opportunities. The exploration team continued to assess properties around the LaRonde Mine. Exploration expenditures on the Cadillac-Bousquet belt were $2.3 million in 2004, up only marginally from $2.2 million in the prior year. In 2003, the majority of the expenditures on the Cadillac-Bousquet belt were dedicated to the Lapa exploration program. In 2004, exploration was conducted on the Ellison property, adjacent to the Bousquet property west of LaRonde. Exploration programs were commenced on the Chibex properties, contiguous to the Lapa property, where testing began for the existence of Lapa style mineralization.

        Agnico-Eagle's portion of exploration expenditures of Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") decreased in 2004 over 2003 due to decreased exploration activities. In 2004, Contact Diamond's exploration was focused on evaluating the results of a bulk sample completed in 2003 and initial drilling of new targets. In 2003, higher exploration expenditures were the result of Contact Diamond conducting a bulk sample on one of its kimberlite pipes.

        In 2004, the Company purchased a 14% equity stake in Riddarhyttan which owns the Suurikuusikko gold deposit in Finland. Riddarhyttan conducted an extensive drilling program in 2004, which culminated in a new resource calculation in early 2005. The amounts shown in the table below are Agnico-Eagle's portion of Riddarhyttan's losses from the date of acquisition to the end of 2004. Agnico-Eagle considers its equity losses in Riddarhyttan as exploration as the significant majority of these losses are generated from Riddarhyttan's exploration activities. Also in 2004, Agnico-Eagle purchased all of Contact Diamond's gold exploration properties, including a Nevada-based subsidiary which was renamed Agnico-Eagle (USA) Limited. Agnico-Eagle (USA) Limited is currently conducting exploration in proven gold producing areas of Nevada. In 2003 and up to September 30, 2004, exploration expenditures related to United States exploration were recorded as part of Agnico-Eagle's portion of Contact Diamond expenditures.

        Agnico-Eagle's corporate development team remained active in 2004 despite the decrease in expenditures over 2003. The $0.4 million decrease was due to the team utilizing more of the Company's in-house expertise to evaluate opportunities rather than external consultants.

        The table below illustrates the various components of exploration expense.

	2004	2003	2002
Lapa property (net of investment tax credits)	$—	$1,751	$246
Other properties on the Cadillac-Bousquet belt	2,276	465	976
Agnico-Eagle portion of exploration conducted by Contact Diamond	1,784	4,216	2,271
United States exploration	544	—	—
Agnico-Eagle portion of exploration conducted by Riddarhyttan	440	—	—
Corporate development expense	764	1,169	273

	$5,808	$7,601	$3,766

        Exploration is only conducted if warranted by drilling results and project economics. Therefore, the 2003 increase in expenses over 2002 reflects the success of the Company's exploration and development efforts. The 2003 gross exploration expenses on the Lapa property were approximately $3.0 million. However, these expenses were reduced by exploration investment tax credits received from the provincial government of Quebec.

        In 2004, the Company issued flow-through shares to take advantage of its large undeducted exploration tax pools. Issuing flow-through shares is common practice in the mining industry for companies with large pools of available tax deductions. Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares. Since investors are receiving tax deductions for the exploration expenses incurred by the Company, these flow-through shares typically command a premium to the market price of the Company's stock on the date of issuance. Should the Company fail to spend the proceeds of the flow-through share offering on eligible Canadian exploration expenses, the investors would lose their tax deductions, which would create the potential for shareholder lawsuits and penalties imposed by the Canada Revenue Agency. In its history, the Company has never failed to spend flow-through share proceeds on eligible exploration nor has it ever failed to renounce those exploration expenditures to investors. To comply with flow-through share purchase agreements, the Company must spend $8.1 million on eligible Canadian exploration expenses in 2005 relating to the expenditures renounced effective December 31, 2004.

        In March 2005, the Company entered into an agreement with Industrias Penoles, S.A. de C.V., a public Mexican mining company, to acquire the Pinos Altos project in Chihuahua, Mexico. Under the terms of the agreement, Agnico-Eagle has the option to purchase the Pinos Altos project for $65 million. Agnico-Eagle will conduct an exploration program in order to determine whether to exercise its option. The Company has currently planned an exploration program which contemplates $2.8 million in exploration expenditures in 2005.

General and Administrative Expenses

        General and administrative expenses decreased to $6.9 million in 2004 from $7.1 million in 2003. A number of factors influenced general and administrative expenses in 2004. The strengthening Canadian dollar had a negative impact on general and administrative expenses as most of these expenses are incurred in Canadian dollars. This negative impact was offset by a reduction in financial reporting compliance costs, as much of these activities were brought in-house in 2004, and a reduction in pension expense due to settlements of the Company's Retirement Compensation Arrangement Plans.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $0.4 million in 2004 compared to $1.2 million in 2003. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. The decrease in 2004 was due to a favorable tax re-assessment relating to the 2003 taxation year relating to the calculation of exploration expenditures eligible for tax credits.

        Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The decrease in 2004 to $1.0 million from $1.1 million in 2003 represents increases in capitalization throughout the year offset by decreased tax rates. New legislation introduced in 2003 will eliminate federal capital taxes by 2008. These changes are being phased in gradually with rate reductions each year.

Amortization Expense

        Amortization expense was $21.8 million in 2004 compared to $17.5 million in 2003. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. A 22% increase in tons processed was the main reason for the increase. Amortization on a per ton basis was lower than originally anticipated at $7 per ton compared to an initial estimate of $8 per ton. The decrease was a result of recording $2.3 million of amortization in inventory in 2004, reflecting the amortization costs associated with inventoried concentrates.

Interest Expense

        In 2004, interest expense decreased to $8.2 million from $9.2 million in 2003 due to realized gains generated under an interest rate swap. Throughout 2004, the Company received $0.9 million in swap payments such that net interest on the convertible subordinated debentures was $5.6 million. Under the terms of the interest rate swap, fixed rate payments on the convertible subordinated debentures were swapped for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments of three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50%, which completely offsets the interest payments made on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%.

        Of the remaining $2.6 million of interest expense in 2004, $1.4 million relates to cash standby fees and other costs associated with the revolving bank facility, and the remaining $1.2 million represents non-cash amortization of the financing costs associated with the 2012 convertible subordinated debentures and revolving bank facility.

        In December 2004, the Company refinanced its revolving bank facility. The amount available under the new facility is $100 million and the interest rate under the new facility can range from LIBOR plus 1.50% to LIBOR plus 2.25% per annum depending on certain financial ratios. Standby fees on undrawn portions of the new facility can range from 0.5% to 0.875% per annum depending on certain financial ratios. The new facility is fully revolving and any indebtedness under the facility is due at the end of December 2007. With the consent of the lenders, Agnico-Eagle may extend the new facility to the end of December 2010. The new facility is secured by a first charge on substantially all of the property relating to the Company's LaRonde Mine and El Coco property.

Income and Mining Taxes

        In 2004, the effective accounting income tax recovery rate was 6.3% compared to an income tax recovery rate of 8.0% in 2003. Although Agnico-Eagle reported income before income and mining taxes of $46.0 million, tax expense was not recorded due to the utilization of losses carried forward which had previously not been recorded as future taxes. Normally, the benefits of being able to utilize prior year losses against future taxable income would have been recorded as a future tax asset. However, due to the uncertainty surrounding the realization of this and other limited life tax assets at the end of 2003, a full valuation allowance was provided against these tax assets thereby reducing their value in the consolidated financial statements to nil at the end of 2003. The effect of utilizing these previously unrecorded benefits in 2004 reduces the tax expense that would have otherwise been recorded in 2004.

        In 2003, Agnico-Eagle reported a loss before income and mining taxes of $18.1 million but did not record a recovery, and related future tax asset, representing the ability to carry these losses forward to reduce taxes payable in future years. Therefore, the recovery rate in 2003 was 8.0% compared to a statutory tax rate of 38.3%.

Liquidity and Capital Resources

        In 2004, the Company amended its revolving bank facility with a syndicate of international banks. The amended facility provides the Company with a $100 million line of credit on a revolving basis. The facility matures and all indebtedness thereunder is due and payable on December 23, 2007. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2010. The facility limits, among other things, the Company's ability to incur additional indebtendness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility. As at December 31, 2004, net of letters of credit issued, the Company had $89 million of undrawn credit under its revolving bank facility.

        At the end of 2004, the Company's cash and cash equivalents were $33 million compared to $57 million at the end of 2003. In 2004, significant increases in operating and financing cash flows were offset by continued investments in sustaining and project capital at the LaRonde Mine and in the surrounding region as well as the Company's investment in Riddarhyttan. Operating cash flow increased substantially from $4 million in 2003 due primarily to increased production volumes and increased metal prices. These positive impacts were offset by a buildup in non-cash working capital balances and the continued strengthening of the Canadian dollar. Due to the increased production volumes, 2004 ended with large buildups in metals awaiting settlement and concentrate inventories. These buildups are expected to reverse throughout 2005.

        In 2004, the Company used $95 million of cash in investing activities. The largest components of this $95 million were:

  •
  $38 million in capital expenditures at LaRonde;

  •
  $12 million in capital expenditures at Lapa and Goldex;

  •
  $3 million for the purchase of gold properties from Contact Diamond;

  •
  $22 million net investment and acquisition expenditures including $13 million for the Company's equity investment in Riddarhyttan and $9 million for purchases of available-for-sale securities;

  •
  $14 million increase in short-term investments for tax planning purposes; and

  •
  $6 million increase in restricted cash pursuant to a flow-through share private placement.

        In 2004, the Company declared its 25th consecutive annual dividend of $0.03 per share, unchanged from 2003. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition and capital requirements.

        Agnico-Eagle's contractual obligations as at December 31, 2004 are summarized as follows:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)	$143.8	$—	$—	$—	$143.8
Capital lease obligations	0.5	0.5	—	—	—
Letter of credit obligations	11.1	—	—	—	11.1
Reclamation obligations(2)	24.6	2.0	2.1	2.1	18.4
Pension obligations(3)	3.4	0.4	0.8	0.8	1.4

	$183.4	$2.9	$2.9	$2.9	$174.7

Notes:

(1)
The Company's 4.50% convertible subordinated debentures (the "Convertible Debentures"), with an aggregate principal amount of $143.8 million, mature on February 15, 2012. The Company may redeem the debentures on or after February 15, 2006, in cash, or at the option of the Company, by delivering freely tradeable common shares.

(2)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FAS 143. See Note 5(a) to the Annual Audited Consolidated Financial Statements.

(3)
The Company has Retirement Compensation Arrangements ("RCA") with certain executives and a Defined Benefit pension plan for certain former employees. The RCAs provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCAs are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

Outlook

        For 2005, the Company expects to continue working toward its strategic objectives using LaRonde as the cornerstone. Agnico-Eagle expects LaRonde to generate strong cash flow again in 2005 as production volumes are expected to remain steady. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2005, prices in early 2005 have continued to remain strong.

        In 2005, revenues from mining operations are expected to be largely unchanged. The table below summarizes actual production for 2004 and estimated production in 2005.

	2005 Estimate	2004 Actual
Gold (ounces)	280,000	271,567
Silver (000's ounces)	5,500	5,699
Zinc (000's pounds)	160,000	167,282
Copper (000's pounds)	18,000	22,816

        For 2005, the Company expects total cash costs to be in the range of $135 to $145 per ounce of gold compared to $56 achieved in 2004. Revenue from mining operations and total cash cost estimates are based on gold and byproduct metal price assumptions that are well below current prices and prices realized in 2004. If current metal prices and exchange rates were used, total cash costs would be well below $100 per ounce and revenues from mining operations would increase significantly.

        Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions play an important role in these estimates. As production costs are denominated in Canadian dollars, the C$/US$ exchange rate can also affect the estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2005 (production estimates for each metal are shown in the table above).

Gold	$375
Silver	$6.00
Zinc	$0.45
Copper	$1.15
C$/US$ exchange rate	$1.27

        Subsequent to year end, the Company entered into new derivative contracts. Silver put options were purchased with a strike price of $7.00 on approximately one million ounces of silver. Copper calls were written with a strike price of $1.50 on approximately ten million pounds of copper. The Company also entered into a series of derivative transactions to sell zinc forward at $0.57 and a zero-cost collar was entered into to set a minimum price of $0.55 on approximately 49 million pounds of zinc over 2005 and 2006. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $0.67. See note 9 to the Annual Audited Consolidated Financial Statements for the year ended December 31, 2004.

        The estimated sensitivity of LaRonde's 2005 estimated total cash costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	39
Zinc	17
Silver	11
Copper	6

        The Company expects its acquisition of shares of Riddarhyttan will result in an increased amount of exploration expense in 2005. Agnico-Eagle expects to record $10.0 million of exploration expense in the income statement in 2005 which includes $2.4 million in non-cash expenses representing Agnico-Eagle's share of the exploration expenses of Contact Diamond and Riddarhyttan. The anticipated exploration expense also includes $2.8 million of expenditures planned on the Pinos Altos project in 2005. Exploration is success driven and thus these estimates could increase materially on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2005. In 2005 provincial capital taxes are expected to be between $1.5 and $1.7 million. Federal capital taxes are expected to decrease to $0.8 million in 2005 due to new legislation introduced in 2003 which reduces tax rates every year until 2008 when this tax will be eliminated. Amortization is expected to increase to $9 per ton in 2005 due to a higher capital base and relatively small increase in reserves.

        At current three-month LIBOR rates of approximately 3%, interest expense is expected to increase by $1.2 million in 2005. As a result of the LIBOR rate being capped at 3.38% pursuant to the terms of the interest rate derivative agreements, interest expense is not expected to increase more than $1.7 million in 2005. In 2005, the Company expects to capitalize interest on the Convertible Debentures relating to the construction costs incurred at Lapa. Based on estimated construction expenditures on the Lapa property for 2005, capitalized interest is expected to be between $0.6 and $0.8 million.

        Although the Company is recording the fair value of stock options in income in 2003 and 2004, a new accounting standard requires that fair value accounting be applied to any stock options that were granted or modified since January 1, 1995. The Company is currently evaluating the requirements under the new standard and expects the adoption to have a significant impact on the statement of income (loss) and income (loss) per share, but no impact on financial condition or cash flows.

        In 2005, Agnico-Eagle expects to incur approximately $27 million of capital expenditures at LaRonde, $12 million on the continued construction and underground at the Lapa property and $2 million on completing the Goldex bulk sample program and revising the current feasibility study and mining plan. Capital expenditures could increase significantly at Goldex should construction and development commence in 2005. Agnico-Eagle also expects to incur cash exploration expenditures of $6 million on properties on the Cadillac-Bousquet belt and in the United States and $3 million of exploration expenditures on the Pinos Altos property in Mexico. The Company expects all these expenditures to be completely funded out of operating cash flow.

        If the Company decides to exercise the option to purchase the Pinos Altos property in 2005, the cash portion (up to $39 million) of the $65 million acquisition cost is expected to be funded from cash on hand and operating cash flow. The Company continues to examine other possible acquisitions, which if made, would be with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Risk Profile

        Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day to day operations through the application of the highest standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of extensive efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into these accidents, and the Company paid fines totalling C$27,500 in respect of these accidents. Also, in January 2005, an accident claimed the life of an employee. The Commission de la santé et de la sécurité du travail has initiated an investigation into this accident. Other than the investigations discussed above, no regulatory or other action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde Mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and all of its employees continue with a focused effort to improve workplace safety.

        Agnico-Eagle also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3. Key Information — Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. The Company is currently in discussions with Ontario Securities Commission staff concerning this matter and the timing of the Company's disclosure of a production shortfall prior to its earnings announcement in the third quarter of 2003. The Company believes it is unlikely that there will be any material financial impact resulting from this matter.

Financial Risk

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the graph below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $375;

  •
  Silver — $6.00;

  •
  Zinc — $0.45;

  •
  Copper — $1.15; and

  •
  C$/US$ — $1.27.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2004, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $375-$454;

  •
  Silver — $5.56-$8.23;

  •
  Zinc — $6.43-$6.57;

  •
  Copper — $1.07-$1.50; and

  •
  C$/US$ — $1.175-$1.3970.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2005 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2004 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2005.

Change in variable	Impact on EPS ($)
C$/US$	0.11
Gold	0.10
Zinc	0.05
Silver	0.03
Copper	0.02

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2004, the Company's only metal hedges were gold puts with a strike price of $260. These gold puts were liquidated in the first two months of 2005.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. In 2004, the Company hedged approximately 40% of its Canadian dollar operating cost requirement at a level well above the prevailing exchange rates that were in effect when the hedges expired. As shown in the chart above, a 10% increase in budget exchange rates would increase EPS by $0.11.

        Fluctuations in interest rates can also affect income and cash flows. Due to the interest rate swap entered into in 2003, increases in LIBOR rates will increase interest expense. The maximum interest rate payable under the swap transaction is 5.75% thus, based on this maximum rate, the maximum exposure from rising interest rates is $0.02 per share. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality. In 2004, the three-month LIBOR rate was between 1.11% and 2.56%. Based on historical market data and the 2004 LIBOR range, a 10% change in interest rates is reasonably likely in 2005.

Operational Risk

        The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. At current levels of mineral reserves and production, the LaRonde Mine has an estimated mine life of approximately 14 years, however gold production at the LaRonde Mine is expected to begin to decline commencing in 2007. Unless the Company can successfully bring into production the Goldex property, the Lapa property or its other exploration properties or otherwise acquire gold producing assets prior to 2007, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the Company's LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        The figures for mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $360 per ounce gold price which is the three-year average daily price. While gold prices have generally been above $360 per ounce since mid-2003, for the six years prior to that the market price of gold has been, on average, below $360 per ounce. Based on the metals price and exchange rate assumptions used in the 2005 LaRonde Mineral

Reserve and Mineral Resource Estimate, a 10% decrease in the gold price would result in an approximately 7% decrease in proven and probable reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Environmental Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Derivatives Risk

        The Company enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value do no affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        For 2004, Agnico-Eagle recorded a $1.5 million charge against total revenue to reflect the maturity of gold put option contracts purchased in 1999. This amount is simply the original cost for gold puts maturing in the year. Mark-to-market losses on the 2004 gold put option contracts had originally been recorded as part of accumulated other comprehensive income and these amounts were reclassified to earnings for the current year and are included as part of the $1.5 million charge. Also for 2004, Agnico-Eagle recorded a $4.7 million charge on foreign currency derivative contracts maturing in 2004 which was recorded as part of production costs. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 22, 2005 were exercised:

Common shares outstanding at March 22, 2005	86,125,231
Convertible debentures (based on debenture holders' option)	10,267,919
Employee stock options	3,025,100
Warrants	6,900,000

106,318,250

        The Convertible Debentures are convertible into common shares, at the option of the holder, at any time prior to maturity, at a conversion rate of 71.429 common shares per $1,000 principal amount of debentures. The Convertible Debentures mature on February 15, 2012 but may be redeemed at the option of the Company on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradeable common shares.

        Each warrant entitles the holder to purchase one common share at a price of US$19.00. The warrants expire on November 14, 2007.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an ore body is discovered. Further exploration and development to delineate costs of the ore body are capitalized as mine development costs once a feasibility study is successfully completed and proven and probable reserves are established.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred prior to the commencement of commercial production are capitalized. Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require the Company to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. Agnico-Eagle periodically reviews these estimates and updates reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Under the Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive loss. On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive loss and recording these losses as part of normal income. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold puts. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive loss and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on foreign currency hedges were recorded in income.

        In late 2003, the Company entered into interest rate swap arrangements whereby it swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments. The fair value of the swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. In connection with the swap, the Company also entered into an interest rate cap to limit the interest rate charged under the swap to 3.38%. The fair value of the swap is recorded as an asset or a liability with a corresponding charge to income.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the life of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

        In December 2004, the Financial Accounting Standards Board ("FASB") enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the statement of income (loss). The accounting provisions of FAS 123R are effective for reporting periods beginning after June 15, 2005.

        Agnico-Eagle is required to adopt FAS 123R in the third quarter of 2005. Although the Company has recorded the fair value of stock options in income in 2003 and 2004, FAS 123R requires that fair value accounting be applied to any stock options that were granted or modified since January 1, 1995. The Company is currently evaluating the requirements under FAS 123R and expects the adoption to have a significant impact on the statement of income (loss) and income per share, but no impact on financial condition or cash flows.

Forward Looking Information

        Certain statements in this MD&A constitute "forward-looking statements": within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as "may", "will", "should", "could", "would", "expects", "anticipates", "believes", "plans", "intends", or other variations of these terms or comparable terminology, often denote forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, the following:

  •
  the Company's outlook for 2005;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated trends for prices of gold and other byproducts mined by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of production costs and other expenses;

  •
  estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs;

  •
  estimates of reserves, and statements regarding future exploration results and reserve replacement;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  other anticipated trends with respect to the Company's results of operations; and

  •
  expectations regarding the outcome of the ongoing governmental investigations involving the Company.

        Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others the Risk Factors set forth in "Item 3. Key Information — Risk Factors" in the Company's Annual Report on Form 20-F dated December 31, 2004. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, and the Company further cautions readers not to place undue reliance upon any such forward- looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Summarized Quarterly Data

	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003		Total 2003
Consolidated Financial Data (thousands of United States dollars, except where noted)
Income and cash flows
LaRonde Division
Revenues from mining operation		$30,112		$30,014		$24,845		$41,849		$126,820
Production costs		24,347		24,581		25,909		30,153		104,990

Gross profit (exclusive of amortization shown below)		$5,765		$5,433		$(1,064)		$11,696		$21,830
Amortization		$4,517		$4,787		$4,471		$3,729		$17,504

Gross profit		$1,248		$646		$(5,535)		$7,967		$4,326

Net income for the period		$(6,237)		$(3,779)		$(11,869)		$2,387		$(19,498)
Net income per share (basic and fully diluted)		$(0.07)		$(0.05)		$(0.14)		$0.03		$(0.23)
Operating cash flow		$612		$(2,823)		$761		$5,703		$4,253
Investing cash flow		$(11,025)		$(18,370)		$(62,542)		$(13,970)		$(105,907)
Financing cash flow		$(1,236)		$1,125		$4,640		$910		$5,439
Weighted average number of common shares outstanding (in thousands)		83,725		83,836		83,954		84,424		83,889
Tons of ore milled		602,633		648,292		570,661		626,994		2,448,580
Head grades:
Gold (ounces per ton)		0.10		0.10		0.10		0.12		0.11
Silver (ounces per ton)		2.44		2.24		1.69		2.22		2.16
Zinc		3.55%		3.14%		2.71%		2.87%		3.10%
Copper		0.45%		0.52%		0.62%		0.66%		0.55%
Recovery rates:
Gold		91.66%		90.62%		91.60%		91.79%		91.41%
Silver		83.80%		80.80%		79.79%		85.80%		82.60%
Zinc		78.20%		77.80%		75.00%		81.60%		78.20%
Copper		79.10%		79.20%		79.90%		82.50%		80.30%
Payable production:
Gold (ounces)		55,005		60,157		51,192		70,299		236,653
Silver (ounces in thousands)		1,036		1,049		648		1,220		3,953
Zinc (pounds in thousands)		27,964		27,080		20,561		24,732		100,337
Copper (pounds in thousands)		3,956		5,015		5,411		5,749		20,131
Realized prices (US$):
Gold (per ounce)		$350		$349		$365		$395		$368
Silver (per ounce)		$4.70		$4.57		$5.04		$5.27		$5.07
Zinc (per pound)		$0.35		$0.35		$0.37		$0.43		$0.38
Copper (per pound)		$0.76		$0.73		$0.80		$0.94		$0.82
Total production costs per gold ounce produced (US$):
Minesite costs (including reclamation provision)		$378		$371		$451		$372		$390
Less: Reclamation provision		(2)		(2)		(2)		(3)		(2)
Net byproduct revenues		(207)		(161)		(140)		(189)		(173)

Cash costs		169		208		309		180		215
El Coco royalty		74		50		59		40		54

Total cash costs(1)		$243		258		$368		$220		$269
Other costs:
Reclamation provision		2		2		2		3		2
Amortization		82		80		87		53		74

Total production costs		$327		$340		$457		$276		$345

Minesite costs per ton milled (C$)(1)	C$	52	C$	48	C$	56	C$	54	C$	52

Note:

(1)
Minesite costs per ton milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004		Total 2004
Consolidated Financial Data (thousands of United States dollars, except where noted)
Income and cash flows
LaRonde Division
Revenues from mining operations		$48,604		$45,664		$47,986		$45,795		$188,049
Production costs		24,141		25,680		26,172		22,175		98,168

Gross profit (exclusive of amortization shown below)		$24,463		$19,984		$21,814		$23,620		$89,881
Amortization		5,582		5,859		5,861		4,461		21,763

Gross profit		$18,881		$14,125		$15,953		$19,159		$68,118

Net income (loss) for the period		$12,909		$8,805		$10,556		$15,609		$47,879
Net income (loss) per share (basic and fully diluted)		$0.15		$0.11		$0.12		$0.18		$0.56
Operating cash flow		$6,219		$14,901		$16,683		$11,722		$49,525
Investing cash flow		$41,501		$(23,493)		$(84,020)		$(28,820)		$(94,832)
Financing cash flow		$(1,068)		$1,552		$18,540		$2,149		$21,173
Weighted average number of common shares outstanding (in thousands)		84,525		84,648		84,791		85,989		85,157
Tons of ore milled		689,176		753,724		741,483		792,542		2,976,925
Head grades:
Gold (ounces per ton)		0.11		0.09		0.10		0.10		0.10
Silver (ounces per ton)		2.30		2.26		2.70		2.57		2.51
Zinc		3.90%		3.80%		4.53%		4.00%		4.03%
Copper		0.55%		0.54%		0.54%		0.52%		0.54%
Recovery rates:
Gold		92.19%		91.69%		92.09%		90.39%		91.49%
Silver		84.93%		85.88%		88.10%		86.20%		86.50%
Zinc		8181%		83.37%		84.70%		82.00%		83.50%
Copper		79.94%		78.99%		78.10%		79.30%		78.90%
Payable production:
Gold (ounces)		70,188		65,233		67,237		68,909		271,567
Silver (ounces in thousands)		1,128		1,558		1,501		1,512		5,699
Zinc (pounds in thousands)		36,647		37,483		48,349		44,803		167,282
Copper (pounds in thousands)		5,840		5,075		5,814		6,087		22,816
Realized prices (US$):
Gold (per ounce)		$412		$393		$409		$438		$418
Silver (per ounce)		$6.72		$6.22		$6.45		$7.32		$6.84
Zinc (per pound)		$0.47		$0.47		$0.44		$0.55		$0.47
Copper (per pound)		$1.25		$1.26		$1.29		$1.39		$1.34
Total production costs per gold ounce produced (US$):
Minesite costs (including reclamation provision)		$358		$394		$440		$448		$406
Less: Reclamation provision		(2)		(2)		(5)		2		(1)
Hedging gains		(14)		(15)		(24)		(17)		(17)
Net byproduct revenues		(264)		(300)		(334)		(420)		(332)

Total cash costs(1)		$78		$77		$77		$13		$56
Other costs:
Reclamation provision		2		2		2		(2)		1
Amortization		80		90		87		65		80

Total production costs		$160		$169		$166		$76		$137

Minesite costs per ton milled (C$)(1)	C$	48	C$	47	C$	50	C$	48	C$	48

Note:

(1)
Minesite costs per ton milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

Five Year Financial and Operating Summary

	2004		2003		2002		2001		2000
Financial Data (thousands of United States dollars, except where noted)
Revenues from mining operations		$188,049		$126,820		$108,027		$96,043		$63,676
Interest and sundry income		655		2,775		1,943		5,752		2,145

		188,704		129,595		109,970		101,795		65,821
Costs and expenses		142,671		147,708		105,359		104,651		76,595

Income (loss) before income taxes		46,033		(18,113)		4,611		(2,856)		(10,774)
Income and mining taxes expense (recovery)		(1,846)		358		588		2,862		(3,906)

Income (loss) before cumulative catch-up adjustment		47,879		(17,755)		4,023		(5,718)		(6,868)
Cumulative catch-up adjustment relating to FAS 143		—		(1,743)		—		—		—

Net income (loss)		$47,879		$(19,498)		$4,023		$(5,718)		$(6,868)

Net income (loss) per share		$0.56		$(0.23)		$0.06		$(0.09)		$(0.12)
Operating cash flow		$49,525		$4,253		$13,112		$(4,179)		$2,587
Investing cash flow		$(94,832)		$(105,907)		$(66,609)		$(36,556)		$(69,686)
Financing cash flow		$21,173		$5,439		$185,325		$48,567		$58,371
Dividends declared per share		$0.03		$0.03		$0.03		$0.02		$0.02
Capital expenditures		$53,318		$42,038		$64,836		$36,278		$69,640
Average gold price per ounce realized		$418		$368		$312		$273		$278
Average exchange rate — US$ per C$		$0.7682		$0.7137		$0.6368		$0.6458		$0.6723
Weighted average number of common shares outstanding (in thousands)		85,157		83,889		70,821		61,334		54,447
Working capital (including undrawn credit lines)		$266,305		$240,613		$285,142		$135,908		$49,733
Total assets		$718,164		$637,101		$593,807		$393,464		$64,333
Long-term debt		$141,495		$143,750		$143,750		$151,081		$186,261
Shareholders' equity		$470,226		$400,723		$397,693		$198,426		$118,585
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Division
Revenues from mining operations		$188,049		$126,820		$108,027		$96,043		$63,676
Production costs		98,168		104,990		75,969		67,009		49,997

Gross profit (exclusive of amortization shown below)		$89,881		$21,830		$32,058		$29,034		$13,679
Amortization		21,763		17,504		12,998		12,658		9,220

Gross profit		$68,118		4,326		19,060		16,376		4,459

Tons of ore milled		2,976,925		2,448,580		1,963,129		1,805,249		1,415,888
Gold — ounces per ton		0.10		0.11		0.14		0.15		0.14
Gold production — ounces		271,567		236,653		260,184		234,860		173,852
Silver production — ounces (in thousands)		5,699		3,953		3,084		2,524		1,128
Zinc production — pounds (in thousands)		167,282		100,337		108,060		126,275		50,681
Copper production — pounds (in thousands)		22,816		20,131		8,927		4,097		4,943
Total production costs per gold ounce produced (US$):
Minesite costs (including reclamation provision)		$406		$390		$253		$257		$294
Less:
Reclamation provision		(1)		(2)		(5)		(5)		(3)
Hedging gains		(17)		—		—		—		—
Net byproduct revenues		(332)		(173)		(107)		(120)		(103)

Cash costs		56		215		141		132		188
El Coco royalty		—		54		41		23		—

Total cash costs		$56		$269		$182		$155		$188
Other costs:
Reclamation provision		1		2		5		5		3
Amortization		80		74		50		45		33

Total production costs		$137		$345		$237		$205		$224

Minesite costs per ton milled (C$)	C$	48	C$	52	C$	52	C$	52	C$	54

Gold reserves and resources:
Total Proven and Probable Reserves (thousands, ounces of gold)		7,903		7,864		4,022		3,267		3,256

Agnico-Eagle Mineral Reserve Data

Category and Zone	Au (oz/t)	Ag (oz/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve:
LaRonde I	0.09	2.65	0.43	4.46	590	6,493

Subtotal Proven Mineral Reserve	0.09				590	6,493

Probable Mineral Reserve:
LaRonde I	0.08	2.34	0.31	4.02	1,257	14,907
LaRonde II	0.17	0.58	0.33	0.83	3,258	19,312
Lapa	0.26				1,168	4,509
Goldex	0.07				1,627	22,148
Bousquet	0.06				3	57

Subtotal Probable Mineral Reserve	0.12				7,313	60,933

Total Proven and Probable Mineral Reserves	0.12				7,903	67,426

Agnico-Eagle Mineral Resource Data

Category and Zone	Au (oz/t)	Ag (oz/t)	Cu (%)	Zn (%)	Tons (000's)
Indicated Mineral Resource:
LaRonde I	0.07	0.98	0.17	2.35	1,992
LaRonde II	0.08	0.64	0.30	1.00	1,980
Goldex	0.07				924
Lapa	0.16				832
Bousquet	0.18				1,984
Ellison	0.17				273

Total Indicated Mineral Resource	0.11				7,985

Category and Zone
Inferred Mineral Resource:
LaRonde II	0.19	0.80	0.32	2.11	10,831
Bousquet	0.22				1,994
Goldex	0.05				3,548
Lapa	0.22				1,884
Ellison	0.19				1,064

Total Inferred Mineral Resource	0.17				19,321

Scientific and Technical Data

Agnico-Eagle Mines Limited reports mineral resource and reserve estimates in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Guidelines") published by the Canadian Institute of Mining, Metallurgy and Petroleum. The effective date of each estimate is December 31, 2004. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. Reserve estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the Securities and Exchange Commission's ("SEC") Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for the December 31, 2004 reserve and resource estimate were $360 per ounce gold, $5.42 per ounce silver, $0.41 per pound zinc, $0.95 per pound copper and a C$/US$ exchange rate of 1.42. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published. Tonnage amounts and contained metal amounts presented in the tables have been rounded to the nearest thousand.

The Canadian Securities Administrators' National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("National Instruments 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A "Mineral Reserve" is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.

A "Proven Mineral Reserve" is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.

A "Probable Mineral Reserve" is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A "Mineral Resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

A "Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A "Preliminary Feasibility Study" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

"Cut-off Grade" means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.

LaRonde Mine

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed herein. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2005 LaRonde Mineral Resource and Mineral Reserve Estimate, Agnico-Eagle Mines Limited, LaRonde Division, filed on SEDAR. The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate mineral reserves and mineral resources can be found in the 2005 LaRonde Mineral Resource and Mineral Reserve Estimate.

LaRonde II Project

The qualified person responsible for the LaRonde II pre-feasibility study is Carol Plummer, P.Eng., Project Manager for LaRonde II. The qualified person responsible for the Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

Lapa Project

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Géopointcom. In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

Goldex Project

The Goldex mineral reserve and resource estimate was supervised by Marc H. Legault, P.Eng., Manager Project Evaluations of Agnico-Eagle. A qualified person, Carl Pelletier, P.Geo., of Innovexplo Geological Services, supervised the preparation of and verified the scientific and technical information regarding the Goldex project including sampling, analytical and test data underlying the mineral reserve and resource estimate. A qualified person, R. Mohan Srivastava, P.Geo., of Froidevaux, Srivastava & Schofield Consultants, was responsible for the mineral estimate process at Goldex.

The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

Bousquet and Ellison Properties

The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM Guidelines. This information is of a good quality and is considered reliable.

QuickLinks

Exhibit 99.2
Agnico-Eagle Mines Limited Management's Discussion and Analysis Table of Contents
Gold PM Fix (US$/Oz)
Silver PM Fix (US$/Oz)